UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

SPLASH BEVERAGE GROUP, INC.

(Name of Issuer)

Common Stock, Par Value of $0.001 per share

(Title of Class of Securities)

13754P105

(CUSIP Number)

Darrin M. Ocasio, Esq.

David Manno, Esq.

1185 Avenue of the Americas, 31st floor

New York, New York 10036

Tel: (212) 930-9700

Fax: (212) 930-9725

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13754P105

1	NAMES OF REPORTING PERSON
Justin Yorke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

	8	SHARED VOTING POWER:
5,766,690 (1)
	9	SOLE DISPOSITIVE POWER:

	10	SHARED DISPOSITIVE POWER:
5,766,690

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,766,690
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.2% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 25,655,515 shares of Common Stock issued and outstanding as of April 13, 2022, as reported by the Issuer in its Form 10-K filed on March 31, 2022, and includes 2,812,000 shares held by WesBev LLC, 1,398,011 shares are held by JMW Fund LLC, 790,853 shares held by San Gabriel LLC and 765,825 shares are held by Richland Fund LLC. All funds are managed by Mr. Yorke.

The Reporting Person is a manager of WesBev LLC, JMW Fund LLC, San Gabriel Fund LLC, and Richland Fund LLC, and as a result may be deemed to be the beneficial owner of securities listed in this Schedule 13D/A.

Includes shares owned beneficially or may be deemed to be owned beneficially by the Reporting Person as follows:

(a)	2,812,000 shares of Common Stock held by WesBev LLC. As Manager of WesBev LLC, Mr. Yorke may be deemed to control this entity and exercise voting power over the shares owned;

(b)	790,853 shares held by JMW Fund, LLC. As Manager of JMW Fund, LLC, Mr. Yorke may be deemed to control this entity and exercise voting power over the shares owned;

(c)	790,853 shares held by San Gabriel Fund, LLC. As Manager of San Gabriel Fund, LLC, Mr. Yorke may be deemed to control this entity and exercise voting power over the shares owned;

(d)	765,825 shares held by Richland Fund, LLC. As Manager of Richland Fund, LLC, Mr. Yorke may be deemed to control this entity and exercise voting power over the shares owned;

Item 1. Security and Issuer

The title of the class of equity securities to which this Schedule 13D relates is the Common Stock, $.001 par value per share (“Common Stock”), of Splash Beverage Group, Inc., a Nevada corporation (the “Company”). The principal offices of the Company are located at 1314 E. Las Olas Blvd, Suite 221, Fort Lauderdale, Florida 33301.

Item 2. Identity and Background

(a)	This statement is being filed on behalf of Justin Yorke (the “Reporting Person”). The Reporting Person is a manager of WesBev LLC, JMW Fund LLC, San Gabriel Fund LLC, and Richland Fund LLC, and as a result may be deemed to be the beneficial owner of securities listed in this Schedule 13D/A.

(b)	594 East Colorado Blvd., Suite 200, Pasadena, CA 91101

(c)	Just Yorke is a director of the Company, is a manager of WesBev LLC, JMW Fund LLC, San Gabriel Fund LLC, and Richland Fund LLC.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors)

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

(f)	The Reporting Person is a citizen of the United States of America

Item 3. Source and Amount of Funds or Other Considerations

On October 16, 2020, the Reporting Person was granted 500,000 warrants to convertible into common stock of the Issuer at $0.75 per warrant. 166,667 of the warrants vested on October 16, 2020, 166,667 of the warrants vested on October 15, 2021, and 166,666 of the warrants will vest on October 15, 2022.

On November 30, 2021, the Reporting Person was granted an option to purchase 125,000 of the Issuer’s common stock at an exercise price of $2.60 per share. Two-thirds of the option vested on September 30, 2021, and one-third of the options will vest on September 30, 2022.

Item 4. Purpose of Transaction

The information furnished in Item 3 is incorporated into this Item 4 by reference.

Item 5. Interest in Securities of the Issuer

(a) and (b) The information contained on the cover page to this Schedule 13D/A is incorporated herein by reference

(c) Except for the transaction described in Item 4 of this Schedule 13D/A, the Reporting Person has not engaged in any transaction during the past 60 days involving shares of common stock of the Issuer.

(d)No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described elsewhere in this Schedule 13D/A, there are no contracts, arrangements, understandings or relationships (legal or otherwise), to the best knowledge of the Reporting Person, between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2022	/s/ Justin Yorke
	Name:	Justin Yorke
	Title:	Director